# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, Par Value US$0.0001 per share
Address of issuer's principal executive offices: 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/27/2025
Filed by CIK 0002079252
Persons authorized to receive notices and communications: Ning Wang, 200 Spectrum Center Dr, STE300, Irvine, California (CA), 92620, 1 224 520 2753

## Reporting persons
- Golden TechGen Limited (CIK 0002079252): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 70,353,030; shared voting power 0; sole dispositive power 70,353,030; shared dispositive power 0; aggregate amount beneficially owned 70,353,030 (19.9% of the class)
  Comment: 1.Note to Row 1: Mr. Ning Wang, Mr. Youngil Kim and Mr. Wye Sheng Kong, each holds one third of the total voting power of the shares of the Reporting Person.
  2.Each of Row 7, 9, and 11 represents 70,353,030 Class A ordinary shares held by Golden TechGen Limited.
  3.Note to Row 13: The percentage of the class of securities beneficially owned by such reporting person is calculated based on the total outstanding Class A ordinary shares and Class B ordinary shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value US$0.0001 per share
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: Golden TechGen Limited
Residence or business address: 200 Spectrum Center Dr, STE300, Irvine, CA, US 92620
Present principal occupation or employment: Investment Holding
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: the British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the purchase of 70,353,030 Class A ordinary shares by the Reporting Person were from the sale of on-rack crypto mining machines with an aggregate hashrate of 8.634154 Exahash per second owned by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 6, 2024, the Issuer, the Reporting Person and certain other persons (together with the Reporting Person, the "Sellers") entered into an on-rack sales and purchase agreement (as may be amended, supplemented, modified and varied from time to time, the "Purchase Agreement") which contemplates the acquisitions by the Issuer of on-rack crypto mining machines with an aggregate hashrate of 18 Exahash per second owned by the Sellers through issuance of Class A ordinary shares of the Issuer to the Sellers (the "Share-Settled Transactions").

On March 14, 2025, the Issuer received a preliminary non-binding letter of intent (as may be amended, supplemented, modified and varied from time to time, the "Letter of Intent") from Enduring Wealth Capital Limited, a company established in the British Virgin Islands ("EWCL"), expressing its non-binding intent of acquisition of control of the Issuer and disposal of the Issuer's existing business in the PRC to a buyer introduced by EWCL.

On March 25, 2025, the Issuer and the Reporting Person entered into Amendment No. 1 to the Purchase Agreement as the transactions proposed in the Letter of Intent may affect certain provisions in the Purchase Agreement (the "Amendment No.1"). The Issuer reached the Amendment No.1 with the Sellers for the Share-Settled Transactions for the sole purpose of extending the Long Stop Date (as defined in the Purchase Agreement) to July 31, 2025 so that the Issuer and the Sellers have sufficient time to assess the necessity of any further revisions to the Purchase Agreement if the Issuer decides to pursue any of the transactions proposed in the Letter of Intent.

On April 3, 2025, the Issuer entered into a share purchase agreement (the "PRC Business Disposal SPA") with Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands ("Ursalpha Digital"), pursuant to which Ursalpha Digital will acquire the PRC Business (as defined in the PRC Business Disposal SPA) from the Issuer (the "PRC Business Disposal"). On the same date, the Issuer and the Reporting Person entered into Amendment No. 2 to the Purchase Agreement as the PRC Business Disposal may affect certain provisions in Purchase Agreement (the "Amendment No.2"). The Amendment No. 2 ensures that execution of the agreements for the PRC Business Disposal did not constitute a default under or violation of the Purchase Agreement.

On June 4, 2025, the Issuer and the Reporting Person entered into Amendment No. 3 to the Purchase Agreement (the "Amendment No.3"). The Amendment No.3 further adjusted the number of shares to be issued to the sellers based on the updated total number of shares of the Issuer outstanding on a fully diluted basis and also implemented certain changes necessitated by the PRC Business Disposal.

On June 23, 2025, the Issuer and the Reporting Person entered into Amendment No.4 to the Purchase Agreement (the "Amendment No.4"). The Amendment No.4 adjusted the split of the number of Class A ordinary shares to be issued to these sellers at closing and the bonus shares that may be issued to these sellers upon the bonus triggering event as provided in the original Purchase Agreement.

Pursuant to the Purchase Agreement as amended by Amendment No.1, Amendment No.2, Amendment No.3 and Amendment No.4, upon the closing of the Share-Settled Transactions, a total of 146,670,925 Class A ordinary shares of the Issuer will be issued to the Sellers at the closing, and a total of 97,780,616 bonus shares may be issued to the Sellers upon the bonus triggering event as provided in the Purchase Agreement. As a closing condition to the Share-Settled Transactions, upon the closing of the Share-Settled Transactions, the Sellers and the Issuer shall also enter into a investor rights agreement (the "Investor Rights Agreement"), according to which the Sellers will be entitled to customary registration rights and the Reporting Person will entitled to the rights of appointment of two directors of the Issuer, provided that the Reporting Person and its affiliates hold more than 5% total issued and outstanding shares of the Issuer and there is a GT Controller (as defined in the Investor Rights Agreement).

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Other than as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5. The ownership percentage appearing on such pages is calculated based on the total outstanding Class A ordinary shares and Class B ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5. The ownership percentage appearing on such pages is calculated based on the total outstanding Class A ordinary shares and Class B ordinary shares of the Issuer.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the ordinary shares of the Issuer (including Class A ordinary shares represented by ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.
To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.A Schedule A

99.1 On-rack Sales and Purchase Agreement between the Issuer and the Sellers, dated November 6, 2024 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-38590), filed with Securities and Exchange Commission on November 8, 2024)

99.2 Amendment No.1 to the Sales and Purchase Agreement, dated March 25, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-38590), filed with Securities and Exchange Commission on March 26, 2025)

99.3 Amendment No. 2 to the Sales and Purchase Agreement, dated April 3, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-38590), filed with Securities and Exchange Commission on April 4, 2025)

99.4 Amendment No. 3 to the Sales and Purchase Agreement, dated June 4, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-38590), filed with Securities and Exchange Commission on June 5, 2025)

99.5 Amendment No. 4 to the Sales and Purchase Agreement, dated June 23, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-38590), filed with Securities and Exchange Commission on June 23, 2025)

99.6 Investor Rights Agreement, by and among the Issuer and the Sellers, dated June 27, 2025

## Signatures
- Golden TechGen Limited: /s/ Ning Wang, Ning Wang/Director (07/31/2025)